Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-211095) of Nomad Foods Limited of our report dated March 30, 2017 relating to the financial statements of Nomad Foods Europe Holdings Limited (previously Iglo Foods Holdings Limited) and its subsidiaries (Predecessor), which appears in Nomad Foods Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

/S/ PricewaterhouseCoopers LLP
London, United Kingdom
April 7, 2017